UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Heleum LLC

Legal status of issuer

    Form
    Limited Liability Company

    Jurisdiction of Incorporation/Organization
    Arizona

    Date of organization
    April 6, 2017

Physical address of issuer
2747 E University Dr #30451 Mesa Arizona 85213

Website of issuer
https://heleum.com

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
 Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
June 8, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
5

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$26,280	N/A
Cash & Cash Equivalents	$26,280	N/A
Accounts Receivable	$0	N/A
Short-term Debt	$19,141	N/A
Long-term Debt	$154,961	N/A
Revenues/Sales	$97,388	N/A
Cost of Goods Sold	$0	N/A
Taxes Paid	$0	N/A
Net Income	-$154,822	N/A

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
April 9, 2018

Heleum LLC



Up to $1,070,000 of Crowd Notes

Heleum LLC ("Heleum", the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by June 8, 2018. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $250,000 under the Combined Offerings (the "Closing Amount") by June 8, 2018, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to June 8, 2018, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at https://heleum.com/annual-report.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/heleum/

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Heleum LLC is a Arizona Limited Liability Company, formed on April 6, 2017.

The Company is located at 2747 E University Dr #30451 Mesa Arizona 85213.

The Company's website is https://heleum.com.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/heleum/ and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$1,070,000
Purchase price per Security	Determined in conjunction with a broker-dealer. Not Applicable
Minimum investment amount per investor	$1,000
Offering deadline	June 8, 2018
Use of proceeds	See the description of the use of proceeds on pages 12-13 hereof.
Voting Rights	See the description of the voting rights on pages 11, 13-14 and 17.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage

companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company's cash position is relatively weak. The Company currently has only $26,280 in cash balances as of December 31, 2017. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive financial technology space. Additionally, the product may be in a market where customers will not have brand loyalty.

A legal opinion has been issued on the Company's operations. Heleum's counsel has provided a formal legal opinion stating that the Company operates under a legal business model and is not subject to regulatory oversight as an entity generating revenue via carried interest, but this document is somewhat limited in scope.

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company has incurred losses from inception of approximately $154,822 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of units, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The Company has had transactions with related parties. During the period from April 06, 2017 (inception) to December 31, 2017, members advanced funds to the Company for operations. Member advances at December 31, 2017 were $154,961. These advances are non- interest bearing.

We may not be successful in obtaining issued patents. Our success depends significantly on our ability to obtain, maintain and protect our proprietary rights to the technologies used in our services. We filed a provisional patent application for Automated Mesh Trading Algorithm in August 2017. Filing a provisional patent application only indicates that we are pursuing protection, but the scope of protection, or whether a patent will even be granted, is still undetermined. We are not currently protected from our competitors. Moreover, any patents issued to us may be challenged, invalidated, found unenforceable or circumvented in the future. Any intellectual enforcement efforts the Company seeks to undertake, including litigation, could be time-consuming and expensive and could divert management's attention.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

We are subject to rapid technological change and dependence on new product development. Our industry is characterized by rapid and significant technological developments, frequent new product introductions and

enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services. We obtain these materials from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

The development and commercialization of our products and services are highly competitive. We face competition with respect to any products and services that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved services and thus may be better equipped than us to develop and commercialize services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products and services.

The Company's success depends on the experience and skill of the board of managers, its executive officers and key employees. In particular, the Company is dependent on Pace Ellsworth and Taylor Ellsworth. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of our key employees or any member of the board of managers or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions. Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including

"bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into units or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into units of the Company's most senior class of preferred units, and if no preferred units has been issued, then units of Company's common units. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred units they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred units), the notes will convert into a yet to-be-determined class of preferred units. If the notes convert because they have reached their maturity date, the notes will convert based on a $7,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $7,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $7,000,000 valuation cap, so you should not view the $7,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred units, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investment proxy agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investment proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred units into common units without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the units of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 82.5% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Arizona law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business
Heleum is an automated app that grows a user's money over the long-term by trading it into rising currencies.

Business Plan
We plan to grow our development team and introduce features to make our platform easier to use.

The Company's Products and/or Services

Product / Service	Description	Current Market
Automated currency trading platform	We provide a platform for individuals to engage in automated currency trading	Fiat currency and cryptocurrency traders

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
Our customers are individuals interested in automated currency trading.

Intellectual Property
The Company is dependent on the following intellectual property:

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
87573138	Software as a service that optimizes the performance of user accounts on financial platforms for trading currencies, stocks, and other financial instruments.	Heleum	June 15, 2017	Has not been granted	USA

Patents and Provisional Patent Applications
The Company has filed provisional patent applications for Automated Mesh Trading Algorithm. The filing of a provisional patent application in no way guarantees that the patent will be issued. The Company has not yet secured any issued patents, and the securing of an issued patent is in no way guaranteed by the filing of a provisional patent application.

Application or Registration #	Title	File Date/Filing Receipt Date	Grant Date	Country

62548218	Automated Mesh Trading Algorithm	August 21, 2017	Has not been granted	USA

Litigation
None

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 44.50% of the proceeds, or $11,125, towards offering expenses;
- If the Company raises the Closing Amount, it will use 11.20% of the proceeds, or $28,000, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.36% of the proceeds, or $89,500, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Algorithm Development	50%	50%	40%
Product Design	40%	40%	30%
Sales & Marketing	10%	10%	30%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

OFFICERS AND MANAGERS

The officers and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Pace Ellsworth	Co-Founder, CEO, Member, and Manager (04/2017 - present)	CEO - Upmarketers LLC (02/2015 - 03/2017)
Taylor Ellsworth	Co-Founder, CTO, and Member (04/2017 - present)	Software Engineer - ByteCubed (03/2015 - 07/2015) CTO - Upmarketers LLC (08/2015 - 03/2017)
Ben Pratt	CIO and Member (06/2017 - Present)	Electronics Engineer - Texas Capitol Semiconductor (08/2012 - 05/2017)
Dan Pratt	CMO and Member (06/2017 - Present)	CMO - Upmarketers LLC (02/2015 - 06/2016) Instructor - Pinnacle Online High School (09/2016 - 05/2017)

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Arizona law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 5 employees in Arizona.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issued pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Units	10,000,000	Yes	The Common Units will vote on all matters that come before the members of the Company, and will vote on matters that will affect the conversion of the Crowd Notes.	100%	N/A

The Company has the following debt outstanding:

Type of debt	Name of creditor	Amount outstanding	Interest rate and payment schedule	Amortization schedule	Describe any collateral or security	Maturity date	Other material terms
Loan	Platinum Rapid Funding Group	$18,000	10%, paid weekly	01/16/2019	n/a	n/a	n/a
Loan	Nathan Dobbins	$48,961.01	0%	n/a	n/a	8/1/18	n/a
Loan	Laurett Arenz	$120,000	0%	n/a	n/a	9/1/18	n/a

Ownership

A majority of the Company is owned by a few individuals. Those individuals are Pace Ellsworth and Taylor Ellsworth.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Pace Ellsworth	4,125,000 Units	41.25%
Taylor Ellsworth	4,125,000 Units	41.25%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Heleum LLC is formed under the laws of the State of Arizona on April 06, 2017. The Company developed an automated app that grows money over the long- term by letting it float into rising currencies.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $26,280 in cash on hand as of December 31, 2017 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its units (or grants options over its units) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their units than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each unit of the same type is worth the same amount, and you paid more for your units (or the notes convertible into units) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years: None.

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred unit financing raising of not less than $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the units of preferred units sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred units, and if no preferred units has been issued, then units of the Company's common units.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $7,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of twice the outstanding principal of the Crowd Notes, or the amount of units the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $7,000,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $250,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Investors of Crowd Notes will be bound by an investment proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred units into common units without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the units of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Classes of Securities of the Company

Common Units

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred units.

Rights and Preferences
None

Dilution
Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional units. In other words, when the Company issues more units (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of units outstanding could result from a units offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising units options, or by conversion of certain instruments (e.g. convertible bonds, preferred units or warrants) into units.

If a company decides to issue more units, an investor could experience value dilution, with each unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per unit (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more units in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for units that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in units to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into units. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more units than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a unit price ceiling. Either way, the holders of the convertible notes get more units for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more units for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each unit to hold a certain amount of value, it's important to realize how the value of those units can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each unit, ownership percentage, voting control, and earnings per unit.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Transfer Agent
We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent upon conversion of the Crowd Notes.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: During the period from April 06, 2017 (inception) to December 31, 2017, members advanced funds to the Company for operations. Member advances at December 31, 2017 were $154,961. These advances are non- interest bearing.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable.

OTHER INFORMATION

Bad Actor Disclosure

None

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common units. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per unit when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to unit with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Pace Ellsworth
_____
(Signature)

Pace Ellsworth
_____
(Name)

CEO and Manager
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Pace Ellsworth
_____
(Signature)

Pace Ellsworth
_____
(Name)

CEO and Manager
_____
(Title)

April 9, 2018
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

Heleum LLC

An Arizona Limited Liability Company

Financial Statements (Unaudited) and
Independent Accountants' Review Report

For the Period April 06, 2017 (inception) to December 31, 2017

TABLE OF CONTENTS

For the Period April 06, 2017 (inception) to December 31, 2017

Independent Accountants' Review Report   2

Reviewed Financial Statements

  Balance Sheet - December 31, 2017   3

  Statement of Operations - April 06, 2017 (inception) to December 31, 2017   4

  Statement of Members' Equity - April 06, 2017 (inception) to December 31, 2017   5

  Statement of Cash Flows - April 06, 2017 (inception) to December 31, 2017   6

  Notes to Financial Statements   7



INDEPENDENT ACCOUNTANT'S REVIEW REPORT



Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

To Management
Heleum, LLC
Mesa, AZ

We have reviewed the accompanying financial statements of Heleum LLC (a Arizona Limited Liability Company), which comprise the balance sheet as of December 31, 2017, and the related statements of operations, changes in members' equity, and cash flows for the period of April 6, 2017 (inception) to December 31, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 3 of the financial statements, Heleum LLC relies on outside sources to fund operations, and has incurred significant losses. Accordingly, substantial doubt is raised about Heleum LLC's ability to continue as a going concern.

Fruci & Associates II, PLLC

Fruci and Associates II, PLLC
Spokane, WA

April 5, 2018

Heleum LLC
Balance Sheet
December 31, 2017
(unaudited)

ASSETS

	December 31, 2017
Current Assets	
Cash	$ 26,280
Total current assets	26,280
Total Assets	$ 26,280

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities	
Credit Card Payable	$ 2,591
Accrued Expenses	11,711
Short Term Loan	4,839
Loans from Members	154,961
Total Liabilities	174,102
Commitments & Contingencies	-
Members' Equity	
Members' Contributions	7,000
Accumulated deficit	(154,822)
Total members' equity	(147,822)
Total Liabilities & Members' Equity	$ 26,280

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

Heleum LLC
Statement of Operations
Period From April 06, 2017 (inception) to December 31, 2017
(unaudited)

		April 06, 2017 (inception) to December 31, 2017
Revenue		
Sales	$	97,388
Cost of sales		-
Gross Margin		97,388
Expenses		
General and administrative		124,710
Salaries and wages		99,169
Rent		9,275
Legal and professional		14,092
Total operating expenses		247,246
Net loss from operations		(149,858)
Other income (expense)		
Interest expense		(964)
Financing incentive		(4,000)
Total other income (expense)		(4,964)
Net loss before income taxes		(154,822)
Provision for income taxes		-
Net Loss	$	(154,822)

Heleum LLC
Statement of Changes in Members' Equity
For the Period from April 06, 2017 (inception) to December 31, 2017
(unaudited)

	Member Contributions	Accumulated Deficit	Total Members' Equity
Balance - April 06, 2017	$ -	$ -	$ -
Member cash contributions	1,000		1,000
Member financing incentive	4,000		4,000
Equity Compensation	2,000		2,000
Net loss	-	(154,822)	(154,822)
Balance December 31, 2017	**$ 7,000**	**$ (154,822)**	**$ (147,822)**

5

See independent accountants' review report

The accompanying notes are an integral part of these financial statements

Heleum LLC
Statement of Cash Flows
For the Period From April 06, 2017 (inception) to December 31, 2017
(unaudited)

	April 06, 2017 (inception) to December 31, 2017
Cash flows from operating activities	
Net loss	$ (154,822)
Adjustments to reconcile net loss to net cash used by operating activities:	
Financing incentive	4,000
Equity Compensation	2,000
Change in assets and liabilities	
Accounts payable	2,591
Accrued expenses	11,711
Net cash used by operating activities	(134,520)
Cash flows from investing activities	
Purchase of Equipment	
Net cash used by investing activities	-
Cash flows from financing activities	
Cash contributions from members	1,000
Proceeds from loans	14,200
Payments on loans	(9,361)
Proceeds from loans from members	154,961
Net cash provided by financing activities	160,800
Net increase in cash	26,280
Cash at beginning of period	-
Cash at end of period	$ 26,280
Supplemental cash flow information:	
Cash paid during the period for:	
Interest	$ 964
Income taxes	$ -

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Heleum LLC is formed under the laws of the State of Arizona on April 06, 2017. The Company developed an automated app that grows money over the long-term by letting it float into rising currencies.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising costs

The Company's advertising costs are expensed as incurred. During the period of April 06, 2017 (inception) to December 31, 2017, the Company recognized 88,049 in advertising costs, recorded under the heading 'General and administrative' in the statement of operations.

Risks and Uncertainties

As of December 31, 2017, the Company has not commenced full scale operations. The Company's activities since inception have consisted of product and business development, efforts to raise capital, and the beginning of sales in 2017. Once the Company commences its planned full scale operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and

- Collectability is reasonably assured.

For the period of April 06, 2017 (inception) to December 31, 2017, the Company had $97,388 in revenues.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2017, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits of $250,000.

Income Taxes

The Company has elected S corporation status for federal income tax purposes, and is not a taxpaying entity. The Company's taxable income or loss is allocated to its members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements. The Company files income tax returns in the U.S. federal jurisdiction and the Arizona state jurisdiction, as applicable.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

NOTE 2 – RELATED PARTIES

During the period from April 06, 2017 (inception) to December 31, 2017, members advanced funds to the Company for operations. Member advances at December 31, 2017 were $154,961. These advances are non-interest bearing.

NOTE 3 – GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $154,822 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 4 – SHORT TERM LOAN

The Company entered into short-term credit facility for $14,200 in September of 2017 which bears interest at 15%. During the period ending December 31, 2017, the Company made payments to the principal balance in the amount of $9,361 and the outstanding balance at December 31, 2017 was $4,839.

NOTE 5 – MEMBERS' EQUITY

During the period under review, there were 8,500,000 founder units issued for $1,000 cash. The Company issued 750,000 units as equity compensation valued at $2,000. As an incentive for cash advances into the Company, there were 1,000,000 member units issued, which were valued at $4,000.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 05, 2018, the date these financial statements were available to be issued.

EXHIBIT C
PDF of SI Website


heleum
savings accelerator
This presentation contains offering materials prepared solel
without the assistance of SI Securities, and not subject to
2210. This presentation may contain forward-looking state
information relating to, among other things, the company, its
and strategy, and its industry. These statements reflect ma
current views with respect to future events based informati
available and are subject to risks and uncertainties that cou
company's actual results to differ materially. Investors are ca
place undue reliance on these forward-looking statements
meant for illustrative purposes and they do not represent gu
future results, levels of activity, performance, or achievement
cannot be made. Moreover, no person nor any other perso
assumes responsibility for the accuracy and completeness
looking statements, and is under no duty to update any such
conform them to actual results.

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Heleum

Heleum is an automated app that grows your money over the long-term by letting it float between currencies.

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Heleum is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Heleum without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

- Users: 4,100 +
- 2017 Revenue (April - December): $97,000 +
- User balance of $2.6 million +
- Submitted provisional patent application for proprietary mesh trading algorithm
- Partnership with Uphold, a leading digital money platform
- Android and iOS apps are currently in development

Fundraise Highlights

- Total Round Size: US $3,000,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Crowd Note
- Target Minimum Raise Amount: US $250,000
- Offering Type: Side by Side Offering

Heleum's vision is to develop a suite of financial apps for the average consumer that removes the need for any trading, programming, or cryptocurrency experience.

One of the biggest pain points consumers have is growing their savings. This is difficult to do in banks, costly and illiquid in retirement plans, and confusing and risky in volatile markets. Our goal is to solve the savings problem by making volatile markets like cryptocurrencies safer. The path to the future is formed through automation. We want the mass market to benefit from financial automation to help them with their finances and investments so they can focus on what they care more about in life.

We use automated trading in our goal to keep user funds safe in fiat currencies during cryptocurrency crashes, and move them into the right cryptocurrency at the right time to take advantage of large jumps. Instead of trading in pairs, we started using a patent-pending trading process we call mesh trading. Our mesh trading algorithm allows user funds to float between 7 cryptocurrencies and 9 national currencies, staying in whichever currency is performing the best in the moment.

We tested Version 1.0 of Heleum in 2017 with a small 400-user Private Beta. Then we released our first web app for Heleum in November. Since then we've grown to over 4000 users and nearly $3M in invested balances. We're currently launching Version 2.0 of our mesh trading algorithm, making it more crash-proof than Version 1 to help protect our users from future falls in the cryptocurrency market.

Product & Service

Heleum is an automated app that aims to grow your money over the long-term by letting it float into rising currencies. First, you create and add money to an account on Uphold.com. Uphold is an online wallet that helps you store your money in many different currencies. Then, you allow Heleum to access your account.

Heleum divides and launches a user's available funds into "balloons." Heleum watches the exchange rates between currencies and moves the funds inside a balloon when it's most advantageous. When it becomes most advantageous to move back to the base currency, this forces the balloon to "pop" and realize the overall gain.

Instead of exchanging in regular binary pairs (eg. US dollar to British pound, and back to US dollar), your funds follow paths like: US dollar to bitcoin to euro to litecoin to bitcoin, and back to US dollar, with relative gains at each step.

You can withdraw funds any time. Withdrawing funds before balloons are popped will return funds from the currently highest floating balloon first, but may also prevent a balloon from achieving its goal of, at minimum, a 2% gain. It may even force a loss from the lowest currently floating balloons.

Heleum is currently available on all web-connected devices as a browser application at https://app.heleum.com/ with native mobile apps under development.

Gallery





Heleum Sign-Up Tutorial.
A preview of the Heleum app setup process.

Media Mentions





Team Story

Heleum LLC, was founded in Mesa, Arizona in April 2017 by brothers Pace & Taylor Ellsworth and their colleague Dan Pratt, after working together on their previous ventures in financial marketing. The team brainstormed and came up with the investment automation concept for their first app, Heleum, in November 2015: a mesh network of currency values that would reduce the risk of trading while increasing the reward, compared to the inverse risk/reward inherent to the world's prevailing binary paradigm.

Founders and Officers



Taylor Ellsworth
CTO & CO-FOUNDER

Taylor leads the core development at Heleum. He studied Computer Science at SVU. He then managed cloud computing and web development at Booz Allen Hamilton and ByteCubed in Northern VA. Taylor has worked with Pace since 2015, managing information technology and CRMs.



Pace Ellsworth
CEO & CO-FOUNDER

Pace has a BA in Linguistics, minoring in Computational Linguistics, with a love for languages & future tech. From 2011 to 2015, he was a Director of Product Development for Freedom Financial Radio. In 2016, Pace worked alongside CoolTrade, a stock market automation software company.

Would you like to connect with the Heleum's team?   YES   NO

Key Team Members



Dan Pratt

CMO



Ben Pratt

CIO



David Hamaker

Tech Support



Morgan Aldous

Events



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Q&A with the Founder

Q: Please detail your product/platform and its key use cases.
Heleum: Heleum is an automated app that grows a user's money over the long-term by trading it into rising currencies. To use Heleum, a user must create an Uphold account and then authorize the Heleum app on top of their Uphold account. The Heleum algorithm moves subsets of the user's funds into rising currencies. When those currencies experience a pull-back, the Heleum algorithm moves those funds into other rising currencies. This process repeats until the funds move back into the user's base currency, a gain is reflected in the user's balance, a fee is paid to Heleum, and the process starts over. Heleum can be used on as little as $5.

Q: What exactly is Uphold? What part of transactions occur in Heleum vs Uphold?
Heleum: Uphold is Heleum's exclusive wallet partner. Heleum is an add-on service for Uphold accounts. Users don't store funds with Heleum LLC, instead they stroe funds on their Uphold.com wallet, just like Coinbase or Paypal users store funds on those digital wallets. 100% of the transactions are done by Heleum, but occur in Uphold, authorized through Uphold's API to give the Heleum app permissions on the user's Uphold account.

Q: How directly tied is your profit to cryptocurrency gains?
Heleum: We are tied to it. This doesn't require ever-increasing crypto prices though, since we can make a profit by buying low and selling high, so we can make revenue even if cryptos trade in a range and cycle between boom and bust.

Q: Why the minimal S&M budget?
Heleum:
We've gotten many of our users from word-of-mouth after a few free podcast interviews, so our marketing expenses are minimal. We've been able to sustain our growth % without changing that. We feel we'll get good organic media from our fundraiser and user's referrals from their social media posts reviewing their own app performance. We're highly considering more mass marketing and better funnel management, as well, and we'll make sure we candle organic growth first before we try to accelerate it.

Q:
How'd you fare financially during the crypto crash since January? In the worst-case scenario – cryptos keep crashing – what's your minimum burn and how do you plan to mitigate?
Heleum:
Even during the crypto crash we had marginal gains, and added over 10 new users/day during this time as well. Version 2 of our algorithm will allow us to sit out of cryptos during crashes to improve the performance dramatically.

Our minimum burn during low revenue periods is under $20k/month. That coupled with our new algorithm development is a recipe for long-term company stability.

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $3,000,000
Minimum investment:	US $1,000
Target Minimum:	US $250,000
Maximum Raise Amount:	US $1,070,000

Key Terms

Security Type:	Crowd Note

Additional Terms

Closing conditions:	While Heleum has set an overall target minimum of US $250,000 for the round, Heleum must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Heleum's Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their shares indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

PROFILE MENU

Highlights
Overview
Product & Service
The Team
Q&A with Founder
Term Sheet
Investor Perks
Financial Discussion
Market Landscape
Data Room
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FAQs

If Minimum Amount Is Raised



- Algorithm Development
- Product Design
- Sales & Marketing

If Maximum Amount Is Raised



- Sales & Marketing
- Product Design
- Algorithm Development

Investor Perks

📍 Contribute at least $1,000
- Receive a 5% Boost in your Heleum app account.

📍 Contribute at least $5,000
- Receive a 10% Boost in your Heleum app account.

📍 Contribute at least $10,000
- Receive a 15% Boost in your Heleum app account.

📍 Contribute at least $20,000
- Receive a 20% Boost in your Heleum app account.

📍 Contribute at least $100,000
- Receive a 25% Boost in your Heleum app account.
- AND we'll fly you out to visit us (we'd love to recognize you at our November mobile app launch!)

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Financial Discussion

Please see the financial information listed on the cover page of the Form C and attached to this profile in addition to the following information. Financial statements are attached to the Form C as Exhibit B.

Operations

Heleum LLC is formed under the laws of the State of Arizona on April 06, 2017. The Company developed an automated app that grows money over the long-term by letting it float into rising currencies.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $26,280 in cash on hand as of December 31, 2017 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its units (or grants options over its units) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their units than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each unit of the same type is worth the same amount, and you paid more for your units (or the notes convertible into units) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Market Landscape


$300 000 000 000
$250 000 000 000
$200 000 000 000
$150 000 000 000
$100 000 000 000
$50 000 000 000
$0
2015
2016
2017
2018

Source: Cryptocurrency Market Capitalizations, Total Market Capitalization
https://coinmarketcap.com/charts/

Heleum seeks to ride the growth of the cryptocurrency market, and carve a strong niche out of any other consumer finance and personal investment markets it enters. As Heleum provides a product which reduces risk and improves expected returns for its users, it will help transfer market share from traditional investments into the cryptocurrency space by introducing new users to automated trading on its platform.

Risks and Disclosures

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company's cash position is relatively weak. The Company currently has only $26,280 in cash balances as of December 31, 2017. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive financial technology space. Additionally, the product may be in a market where customers will not have brand loyalty.

A legal opinion has been issued on the Company's operations. Heleum's counsel has provided a formal legal opinion stating that the Company operates under a legal business model and is not subject to regulatory oversight as an entity generating revenue via carried interest, but this document is somewhat limited in scope.

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company has incurred losses from inception of approximately $154,822 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of units, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The Company has had transactions with related parties. During the period from April 06, 2017 (inception) to December 31, 2017, members advanced funds to the Company for operations. Member advances at December 31, 2017 were $154,961. These advances are non-interest bearing.

We may not be successful in obtaining issued patents. Our success depends significantly on our ability to obtain, maintain and protect our proprietary rights to the technologies used in our services. We filed a provisional patent application for Automated Mesh Trading Algorithm in August 2017. Filing a provisional patent application only indicates that we are pursuing protection, but the scope of protection, or whether a patent will even be granted, is still undetermined. We are not currently protected from our competitors. Moreover, any patents issued to us may be challenged, invalidated, found unenforceable or circumvented in the future. Any intellectual enforcement efforts the Company seeks to undertake, including litigation, could be time-consuming and expensive and could divert management's attention.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

We are subject to rapid technological change and dependence on new product development. Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services. We obtain these materials from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

The development and commercialization of our products and services are highly competitive. We face competition with respect to any products and services that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved services and thus may be better equipped than us to develop and commercialize services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products and services.

The Company's success depends on the experience and skill of the board of managers, its executive officers and key employees. In particular, the Company is dependent on Pace Ellsworth and Taylor Ellsworth. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of our key employees or any member of the board of managers or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions. Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive shares, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Heleum

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Heleum. Once Heleum accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Heleum in exchange for your shares. At that point, you will be a proud owner in Heleum.

What will I need to complete my investment?
To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Heleum has set a minimum investment amount of US $1,000.
Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?
You are a partial owner of the company, you do own shares after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.
In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my shares in the future?
Currently there is no market or liquidity for these shares. Right now Heleum does not plan to list these shares on a national exchange or another secondary market. At some point Heleum may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Heleum either lists their shares on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is Heleum's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Heleum's Form C. The Form C includes important details about Heleum's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your shares have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your portfolio page

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your shares have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your portfolio page.

EXHIBIT D
Investor Deck



heleum

savings accelerator



heleum

What's Broken?



Savings interest rates are low.



Retirement accounts are not liquid.



Cryptocurrencies are risky and confusing.

**Saving needs an upgrade.
We envision something easy, liquid, & high-growth.**



heleum

How to Fix It

Can we raise interest rates?



Can we make IRAs more liquid?



Can we automate crypto investing?



We partnered with Uphold through their easy API. Uphold is a regulated digital wallet and full reserve. We chose Uphold for their currency selection, security, and service.



uphold®



What is Heleum?

Heleum is a crypto savings app on the Uphold platform designed to help anyone get started with cryptocurrencies.

Users sign up, add funds, and our patent-pending algorithm divides their funds into lots we call "balloons".

Balloons automatically move between national & cryptocurrencies for the most profit.



heleum

How it Works

Mesh Trading:

Compare ALL combinations

Float from falling currencies to rising currencies

7 Cryptocurrencies:

BTC	Bitcoin
ETH	Ethereum
BCH	Bitcoin Cash
LTC	Litecoin
DASH	Digital Cash
BTG	Bitcoin Gold
BAT	Basic Attention Token


BTC LTC ETH BCH DASH BTG BAT USD EUR GBP
BTC LTC ETH BCH DASH BTG BAT USD EUR GBP
BTC LTC ETH BCH DASH BTG BAT USD EUR GBP
BTC LTC ETH BCH DASH BTG BAT USD EUR GBP
BTC LTC ETH BCH DASH BTG BAT USD EUR GBP
BTC LTC ETH BCH DASH BTG BAT USD EUR GBP
BTC LTC ETH BCH DASH BTG BAT USD EUR GBP
BTC LTC ETH BCH DASH BTG BAT USD EUR GBP



Performance

2017 Average Returns

Avg. Account Balance	Avg. Trade Gains	Avg Monthly Return %
$1,193.35	$95.23	7.98%

Version 2 - Released April 2018

We learned from the crash and developed Heleum to have better loss handling so users are protected from future drops.



heleum

Business Model

**Share of
Balloon Gains**



User
60%

Heleum
40%

**Users can increase their
share of gains by depositing
funds and referring users**

Account Boosts
+ 5% for adding $1k
+ 10% for adding $10k
+ 15% for adding $100k
+ 20% for adding $1M

Referral Boosts
+ 1% per active referral



heleum

Our History

2012
Pace starts researching automated trading

Development begins on Uphold
2016

Apr 2017
LLC formed - Version 1 Released

Heleum Web App Released
Nov 2017

Apr 2018
Seed Round - Version 2 Released



Progress

From 400 users to 4000 in 6 months

$2.6M in active user deposits

Announcing:
- v2.0 Launch April 2018
- iOS & Android November 2018

Future Projects:
- More currencies & code upgrades
- Expanding to other asset classes
- Integrate with retirement plans

User Growth



Y-axis: 0, 1,000, 2,000, 3,000, 4,000, 5,000

X-axis: Oct '17, Nov '17, Dec '17, Jan '18, Feb '18, Mar '18

heleum



heleum

Competitors

Digital Currencies
ProfitTrailer
heleum
FLPBIT
wealthfront
STASH
Betterment
Automation













This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements



heleum

The Team



Pace Ellsworth
CEO

7 years of fintech, management, and marketing experience.

The decision-maker.



Taylor Ellsworth
CTO

4 years as a software engineer. CS major at SVU.

The coder.



David Hamaker
Tech Support

6 years Operational Support. Full Stack Ruby Developer.

The Dave.



Dan Pratt
CMO

5 years experience in online teaching and cryptocurrency experience.

The marketer.



Ben Pratt
CIO

6 years as an Electronics and Data Engineer. MA in Physics.

The database guy.



Morgan Aldous
Events

15 years experience building relationships between small businesses.

The networker.



heleum

Use of Proceeds



- Algorithm
- Product
- Marketing

30%

40%

30%

Algorithm
- Better analytics tools
- New software engineers

Product
- New UX/UI Engineer
- Mobile app development

Marketing
- Affiliate marketing
- PPC Campaigns



heleum

  

Investor Perks

Contribute at least $1,000
5% Boost in your Heleum app

Contribute at least $5,000
10% Boost in your Heleum app

Contribute at least $10,000
15% Boost in your Heleum app

Contribute at least $20,000
20% Boost in your Heleum app

Contribute at least $100,000
25% Boost in your Heleum app
AND we'll fly you out to visit us



The Mission

**Protect users from volatile markets
so new investors can profit, too**

The Vision

**Automate consumer finance so
people can do what they love**



heleum

let your money move you

EXHIBIT E
Video Transcript

Imagine if your savings had the power to grow all by itself without you having to do any busy work. Introducing Heleum – A long term savings accelerator powered by Uphold, an online wallet that lets you easily store your money as dozens of world currencies. Conversion rates between currencies area constantly moving up and down. Heleum watches these rates for you so it can convert your funds when the time is right. By floating into currencies when they are down and floating out when they are up, Heleum automatically collects small gains for you every chance it gets. Just add funds to Heleum from your bank or digital wallet and you're done. Heleum will notify you whenever your account grows, so you can enjoy more of what matters in life. Heleum – Let your money move you.

So, you want to join Heleum, but you're not sure how. This video will show you the entire process. Go to 'app.heleum.com' and click on 'Get Started'. Heleum is an application that runs on Uphold, which is an online digital money reserve. To authorize the Heleum app, you will need to sign in to your Uphold account or if you don't have one yet, create an Uphold account. To create an account, simply enter your e-mail address and create a password. Then, click on 'Sign up' and 'Authorize'.

You'll see a short-list of things to do, the most important of which is to verify your Uphold account. Click on 'Get verified here' to complete your Uphold sign up process. Fill out the form with accurate information and click on next. An e-mail will be sent to your inbox to verify your e-mail address. The link in that e-mail will allow you to finish securing your account. Once you're at your Uphold dashboard, click on 'Become a verified member'. Uphold is a financial institution that complies with all applicable regulations. Like all other financial institutions, Uphold just needs to know that you're who you say you're. You'll need your address, ID and a picture of yourself. Once everything is submitted, you'll be notified when the verification is complete. It usually takes less than 15 minutes, but in some cases, it can take longer or Uphold may ask for additional information. E-mail support@uphold.com if the process takes longer than 48 hours. Once verified, you will be ready to fund your Uphold account. Your account consists of cards denominated in the various currencies. Click on the card of the base currency you will be using. For example, if you are in the United States, you will likely be using US Dollars. Click on 'Add funds'. There are a few ways to add funds to Uphold. To use your credit or debit card, click on that option. Fill out the information to create your card profile. Then, enter the amount you wish to fund with and confirm the transaction. Another way to fund your Uphold account is to use cryptocurrency. Simply click on the cryptocurrency of your choice, generate an address and then send the funds from your cryptocurrency wallet. The other way is to send funds from your bank. Add a bank account using the form. Uphold will let you know if they need more information about your account. When you've connected your bank account, you'll be able to do bank transfers. For banks that can do SEPA transfers, there is a minimum of €75 or £100 per transfer with no upper limits. For US banks, you can send up to $500 per day with a minimum of $50. US bank transfers normally take between 5 and 7 business days to clear. To help protect customers against fraud, Uphold occasionally asks for more information about incoming funds. To request the ability to transfer more than $500 per day or to request information on how to send a wire from your bank or to ask about a bank transfer that is taking too long, send an e-mail to support@uphold.com. When your transaction is no longer pending, and your Uphold account is funded, you will be ready to start building your long term savings with Heleum. Go back to the Heleum app at app.heleum.com. On the add fund screen, click on 'From Uphold Card'. Select your base currency card and type in the amount that you wish to use. Once you're done with this process, the rest is completely automatic. Heleum will prepare what we call a balloon, which is the subset of your funds. A balloon will launch every couple of days to maximize diversification. Each balloon will start out slightly down due to the exchange fee upon launch. Remember that balloons can remain active for months and conflluctuate wildly before popping at again. Feel free to add more funds to Uphold and Heleum at any time. You can also withdraw money whenever you need. Don't manually transfer funds to or from the Heleum app cards in your Uphold account and don't rename them either. It's very important that you only use the Heleum app to add or withdraw funds. Heleum will only recognize funds moved through the app options and the algorithm will pause otherwise. That covers everything you need to know to get started with Heleum. If you have any questions, please check out support.heleum.com. Thank you for watching this video and we hope you join the financial automation revolution. Heleum – Let your money move you.